FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*

Myers Stephen E
(Last) (First) (Middle)

1293 South Main Street
(Street)

Akron OH 44301
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Myers Industries, Inc (MYE)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
03/28/03

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X	Director	X	10% Owner
X	Officer (give title below)		Other (specify below)

President

7. Individual or Joint/Group Filing (Check Applicable Line)

	Form filed by One Reporting Person
	Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8) Code	3. V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	4. (A) or (D)	4. Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock								2,107,724	D	
Common Stock								1,880	D	Living Trust
Common Stock								48,083	I	Cust for Son
Common Stock								9,643	I	Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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(Over)
SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(1)Option/Right to Buy	15.78							(2)	12/14/03	Common	8,576		1	D	
(1)Option/Right to Buy	14.35							(2)	12/14/03	Common	14,714		1	D	
(1)Option/Right to Buy	9.65							(2)	10/20/04	Common	6,376		1	D	
(1)Option/Right to Buy	8.76							(2)	10/20/04	Common	8,747		1	D	
(1)Option/Right to Buy	9.20							(2)	3/16/06	Common	4,887		1	D	
(1)Option/Right to Buy	8.36							(2)	3/16/06	Common	8,816		1	D	
(1)Option/Right to Buy	9.68							(2)	3/11/13	Common	10,000		1	D	

Explanation of Responses:
(1) Employee stock option grants under Myers Industries, Inc. 1997 Incentive Stock Plan, and the 1999 Stock Plan.
(2) The stock option vests 20 percent after six months, with additional vesting of 20 percent each year thereafter.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, s*ee* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ Garee L. Daniska*
**Signature of Reporting Person

*Pursuant to Power of Attorney
filed Aug 8, 1997, dated April 28, 1993

03/31/03
Date

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